[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLLP]

February 13, 2007

Via Edgar and Federal Express

Perry Hindin Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	China Shenghuo Pharmaceutical Holdings, Inc. Amendment No. 1 to Form SB-2 Filed December 21, 2006 File No. 333-137689

Ladies and Gentlemen:

On behalf of China Shenghuo Pharmaceutical Holdings, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 2 (“Amendment No. 2”) to registration statement on Form SB-2 originally filed on September 29, 2006 and as amended by amendment no. 1 filed on December 21, 2006 (“Amendment No. 1”). We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 2, in a clean version and a version marked to show changes from Amendment No. 1. We have been advised that changes in Amendment No. 2 compared against Amendment No. 1, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 1, the Commission issued a comment letter dated January 17, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

1.
Comment: We note your revised disclosure and response to prior comment 2 in our letter to you dated October 25, 2006. We note that you expected to submit the documents to the American Stock Exchange prior to year end. Please update your disclosure to address the status of your proposed application.

Response: We respectfully note your comment and have updated the disclosure to address the status of the Company’s proposed application. We have provided application documents to the American Stock Exchange and are in current discussions regarding the Company’s eligibility to list on the Exchange.

Perry Hindin
February 13, 2007

Results of Operations, page 30

2.
Comment: We refer to your responses to comments 14 and 16. In light of the significant decreases in selling expenses as a percentage of sales, please expand to describe in greater detail how you restructured your sales network. That is, more clearly explain what you did to achieve the reductions.

Response: We respectfully note your comment and have expanded the disclosure to describe in greater detail how the Company restructured its sales network and achieved decreases in selling expenses, which was primarily through a reduction in the number of commercial clients and the creation of a more efficient sales network.

Liquidity and Capital Resources, page 32

3.
Comment: We note your response to prior comment 18. We reissue the comment. Please refer to the disclosure on page 33 of this amendment that you are increasing your purchases of inventories in order to enable you to meet “anticipated increases in sales.”

Response: We respectfully note your comment and have revised the disclosure to explain the reasons for the Company’s anticipated increase in sales as related to the Company’s plans with its products in the Over-the-Counter market.

4.
Comment: We refer to your response to comment 20. In light of the significant amount of short and long terms loans classified as current liabilities, please expand to more specifically disclose when significant amounts mature. Also more specifically describe your efforts to refinance the significant amounts maturing in the next twelve months.

Response: We respectfully note your comment and have expanded the disclosure to explain when significant amounts mature and to describe the Company’s efforts to refinance the significant amounts maturing in the next twelve months.

5.
Comment: We refer to your response to comment 22. Please disclose a quantification of sales with extended payment terms for each period. Specifically quantify the amount of sales with a one-year payment period.

Response: We respectfully note your comment and have revised the disclosure accordingly. The Company does not have extended payment terms with its customers. No contracts allow more than six months for payment.

Perry Hindin
February 13, 2007

6.
Comment: Please reconcile the statement that your standard sales policy allows for payment up to 180 days from the date of sale with the statement under Risk Factors on page 9 that your standard credit period for most clients is two months.

Response: We respectfully note your comment and have revised the disclosure under “Liquidity and Capital Resources” and “Risk Factors” to clarify the Company’s standard policy regarding credit periods. The Company’s standard sales policy allows for new customers to make payments within two months after the date of sale and for larger and more established customers to make payments within six months after the date of sale.

7.
Comment: We refer to your response to comment 24. You disclose that you may allow up to a one-year payment period for sales. Please further explain to us why you believe transactions with extended payment periods are not in-substance consignment or financing arrangements under paragraphs 6 and 22 to SPAS 48 and SAB Topic 13. That is, in light of the extended payment terms, please tell why you have concluded that you have not implicitly excused the customer from payment until that customer has resold the products. We may have further comment.

Response: We respectfully note your comment. The Company does not grant extended payment terms on its sales to customers. The Company does not believe that the transactions with its customers are in-substance consignment or financing arrangements because there is no right of return extended to these customers. While some customers may be late in paying for their purchases, the Company has had a good history of eventual collection on all sales and there is no future obligation required by the Company after the date of the sale.

Health and Food Products, page 39

8.
Comment: Please clarify in your disclosure the meanings of the column headings “Anticipated Start Date” and “Anticipated Completion Date” found in the table beginning on page 40 and the relevance of such dates to your receipt of production approvals.

Response: We respectfully note your comment and have revised the disclosure to clarify the meanings of the column headings and the relevance of the dates to the Company’s receipt of production approvals.

Research and Development, page 42

9.
Comment: Please expand your disclosure to explain briefly the significance of “industrial and commercial registration,” the regulatory authority with which you intend to register, and when you expect the registration to be completed.

Response: We respectfully note your comment and have revised the disclosure to explain the significance of “industrial and commercial registration,” the regulatory authority with which the Company intends to register, and that the Company has completed the registration.

Perry Hindin
February 13, 2007

Executive Compensation, page 49

10.
Comment: Please update your disclosure to include all required executive compensation information for your last. completed fiscal year. Please ensure that your updated disclosure is in compliance with Release No. 33-8732A.

Response: We respectfully note your comment and have updated the Executive Compensation disclosure.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

11.	Comment: We refer to your response to comment 45. Please disaggregate the item “other receivables” to separately present employee advances from prepaid expenses.

Response: We respectfully note your comment and have revised the balance sheet in order to separately present employee advances from prepaid expenses.

12.
Comment: Please tell us how the escrowed funds from the offering totaling $1.5 million are presented in your balance sheet. If presented as an asset, please (1) confirm that the escrowed funds have been collected and (2) separately present the receivable on the balance sheet. Otherwise, please present any escrow receivable as a direct deduction from equity. If not yet collected, please make disclosure about the terms and conditions of the escrow arrangement.

Response: We respectfully note your comment. The escrowed funds from the offering totaling $1.5 million are presented in the balance sheet under the caption, “Receivable from government”. These funds have been collected and are presented separately on the balance sheet.

Consolidated Statement of Cash Flows, page F-6

13.
Comment: Please tell us why the amount of “Minority interest in (income) loss of subsidiaries” for the nine-month period ended September 30, 2006 does not agree to the corresponding amount shown on the Consolidated Statements of Operations and Comprehensive Income.

Response: We respectfully note your comment and have revised the cash flow statement to correspond to the statements of operations.

Perry Hindin
February 13, 2007

Note 1, Organization and Nature of Operations, page F-8

General

14.
Comment: We refer to your response to comment 46. Please disclose how you valued and accounted for the 1.2 million shares issued for services. Clarify how your accounting considers the guidance from SFAS 123(R), EITF 96-18 and EITF 00-18, as applicable.

Response: We respectfully note your comment and have revised the disclosure to describe how the 1.2 million shares were accounted for and to clarify how the accounting for these shares issued considers the applicable guidance.

15.	Comment: Please disclose how you valued the 100,000 warrants, Identify the model applied and the significant assumptions.

Response: We respectfully note your comment and have revised the disclosure accordingly.

16.
Comment: Please make more specific disclosure about the registration penalties, including specific disclosure about registration deadlines and payment provisions. As a related matter, please also make accounting policy disclosure about registration rights agreements. Refer to FSP 00-19-2.

Response: We respectfully note your comment and have revised disclosure in Note 1 and Note 3 to the financial statements in order to comply with the guidance given in FSP EITF 00-19-2 and in order to make clarifying policy disclosure.

Note 2, Business Condition, page F-9

17.
Comment: Disclosure from the Statement of Cash Flows suggests that your operations provided cash in the 2006 year-to-date interim period. Please appropriately revise the first sentence to this footnote.

Response: We respectfully note your comment and have revised the first sentence to this footnote in response to this comment.

18.
Comment: Please also expand to provide specific detail about how you intend to satisfy or refinance the maturing short-term and long-term debt. Also address the significant amount provided for income tax liabilities.

Response: We respectfully note your comment and have expanded the disclosure in order to provide specific detail about how short-term and long-term debt obligations will be addressed and how income tax liabilities will be addressed.

Perry Hindin
February 13, 2007

Note 3, Significant Accounting Policies, page F-9

Fair Values of Financial Instruments, page F-10

19.	Comment: Please expand to also address your short and long-term debt.

Response: We respectfully note your comment and have expanded the disclosure to address short and long-term debt.

Accounts and Other Receivables and Allowance for Doubtful Accounts, page F-10

20.
Comment: You indicate that “Customers that have outstanding balances for longer than three months have their credit curtailed.” Please reconcile that disclosure with disclosure on page 33 which indicates that your standard sales policy provides for payment periods of up to 180 days.

Response: We respectfully note your comment and have revised the disclosure to clarify the Company’s standard policy regarding credit for payment periods.

Note 10, Income Taxes, page F-16

21.
Comment: We refer to your response to comment 54. Your disclosure indicates that “Income taxes are not required to be paid to the PRC until after the end of the Company’s fiscal year.” However, your disclosure suggests that you made little or no income tax payments during any period presented. Please disclose when income taxes accrued as of December 31, 2005 and 2004 were paid. If they were not paid, please disclose why and disclose when you expect to pay amounts accrued for those years.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Alternative Pages for Selling Stockholder Prospectus Cover Page

22.
Comment: We reissue our prior comment 57. You currently disclose in the first paragraph on the alternative front cover page that your selling shareholders may sell shares of your common stock at the prevailing market price or in negotiated transactions. The disclosure you have added in the third paragraph in response to our prior comment only speaks to the time after there is an established market for your shares. Given that currently there is no market for your securities, please disclose the price at which your selling shareholders will sell their securities prior to shares of your common stock being traded on the markets indicated. We acknowledge the last paragraph on the inside front cover page of the registration statement, under the caption “Explanatory Note,” regarding each selling stockholder’s agreement not to sell shares of your common stock until your common stock begins to be traded; however, disclosure on page 59 of your amended registration statement appears to suggest that such lock-up agreement is limited to only 2,000,000 of 2,648,300 shares registered for resale.

Perry Hindin
February 13, 2007

Response: We respectfully note your comment and have revised the disclosure to indicate that 2,000,000 of the shares being registered are subject to a lock up arrangement pursuant to which the selling shareholders may not sell their shares until the securities of the Company are quoted or listed. The remaining 648,600 shares being registered are not subject to the lock up arrangement and may be sold prior to the listing or quotation of the Company’s securities. We have listed a per share price at which these selling shareholders may sell their shares prior to listing or quotation of the Company’s securities.

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Gui Hua Lan, China Shenghuo Pharmaceutical Holdings, Inc. Eduardo Aleman, U.S. Securities and Exchange Commission